United States securities and exchange commission logo





                               December 5, 2022

       Laurance Roberts
       Chief Executive Officer
       El Pollo Loco Holdings, Inc.
       3535 Harbor Blvd. , Suite 100 ,
       Costa Mesa , California 92626

                                                        Re: El Pollo Loco
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2021
                                                            Filed March 11,
2022
                                                            Form 8-K
                                                            Filed November 3,
2022
                                                            File No. 001-36556

       Dear Laurance Roberts:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed November 3, 2022

       Exhibit 99.1

   1. We note your presentation of "Pro forma net income". Please retitle this measure to reflect how it is
calculated since the current presentation is not consistent with the pro forma concepts in
Article 11 of Regulation S-X. Additionally, please provide the disclosures required by
Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.
 Laurance Roberts
FirstName  LastNameLaurance
El Pollo Loco Holdings, Inc. Roberts
Comapany5,
December   NameEl
             2022 Pollo Loco Holdings, Inc.
December
Page 2    5, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services